# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Sansome Street, Suite 200, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-076809
Filed by CIK 0001910436

## Reporting persons
- Revelation Alpine, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Alpine, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Alpine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- REVELATION HEALTHCARE FUND II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- REVELATION HEALTHCARE FUND IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Boggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott Halsted: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 500 Sansome Street, Suite 200, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Revelation Alpine, LLC ("Alpine LLC"), (ii) Revelation Alpine, L.P. ("Alpine LP"), (iii) Revelation Alpine GP, LLC ("Alpine GP"), (iv) Revelation Healthcare Fund II, L.P. ("Fund II"), (v) Revelation Healthcare Fund II GP, L.P. ("Fund II GP"), (vi) Revelation Healthcare Fund II GP, LLC ("Fund II GP LLC"), (vii) Revelation Healthcare Fund IV, L.P. ("Fund IV"), (viii) Revelation Healthcare Fund IV GP, L.P. ("Fund IV GP"), (ix) Revelation Healthcare Fund IV GP, LLC ("Fund IV GP LLC"), (x) Michael Boggs and (xi) Scott Halsted. The foregoing are sometimes referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is 300 Turney Street, 2nd Floor, Sausalito, CA 94965.
Citizenship: Each of Alpine LLC, Alpine LP, Alpine GP, Fund II, Fund II GP, Fund II GP LLC, Fund IV, Fund IV GP and Fund IV GP LLC is incorporated under the laws of Delaware. Messrs. Boggs and Halsted are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2026, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock of the Issuer.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Revelation Alpine, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member of Manager (11/02/2026)
- Revelation Alpine, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (11/02/2026)
- Revelation Alpine GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (11/02/2026)
- REVELATION HEALTHCARE FUND II, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner of General Partner (11/02/2026)
- Revelation Healthcare Fund II GP, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (11/02/2026)
- Revelation Healthcare Fund II GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (11/02/2026)
- REVELATION HEALTHCARE FUND IV, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner of General Partner (11/02/2026)
- Revelation Healthcare Fund IV GP, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (11/02/2026)
- Revelation Healthcare Fund IV GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (11/02/2026)
- Michael Boggs: /s/ Michael Boggs, Michael Boggs (11/02/2026)
- Scott Halsted: /s/ Scott Halsted, Scott Halsted (11/02/2026)